Exhibit 99.1

Sapiens Reports Third Quarter 2024 Financial Results

Rochelle Park, NJ, November 11, 2024 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the third quarter ended September 30, 2024.

Summary Results for Third Quarter 2024 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q3 2024	Q3 2023	% Change		Q3 2024	Q3 2023	% Change
Revenue	$137.0	$130.7	4.8%		$137.0	$130.8	4.8%
Gross Profit	$60.3	$56.0	7.8%		$62.8	$59.3	6.0%
Gross Margin	44.0%	42.8%	120	bps	45.8%	45.3%	50	bps
Operating Income	$21.7	$20.3	7.3%		$25.1	$24.1	4.3%
Operating Margin	15.9%	15.5%	40	bps	18.3%	18.4%	-10	bps
Net Income (*)	$18.3	$15.9	15.5%		$21.1	$19.1	10.5%
Diluted EPS	$0.33	$0.28	17.9%		$0.37	$0.34	8.8%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, "This quarter showcased solid performance in our key regions. We are pleased to report that revenue reached $137 million this quarter, reflecting a 4.8% increase over the same period last year. Revenue growth was driven by 7.1% growth in our European region, 1.7% growth in North America and 6.6% growth in ROW regions. This quarter's non-GAAP operating profit totaled $25 million, representing 18.3% of total revenue.”

Mr. Al-Dor continued, “Revenue fell short of our targets in the third quarter, and the challenges we encountered are expected to impact revenue in the fourth quarter. Today, we are revising our 2024 non-GAAP revenue guidance to a range of $541 million to $546 million, down from the previous range of $550 million to $555 million - a 1.6% reduction at the midpoint. However, we expect our non-GAAP operating margin to be within our guidance range at 18.2%.  Looking into 2025, we anticipate a low single-digit revenue growth.”

Quarterly Results Conference Call

Management will host a conference call and webcast on November 11, 2024, at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results. Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): 1-888-642-5032

International: 972-3-9180644

UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://veidan.activetrail.biz/sapiensq2-2024. A replay of the call will be available one business day following the completion of the event at the same link for 90 days.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions, which may not be the same as the timing and amount of revenue recognized. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investor Contacts Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	137,025	130,705	408,074	383,725
Cost of revenue	76,729	74,753	230,114	220,080

Gross profit	60,296	55,952	177,960	163,645

Operating expenses:
Research and development, net	16,449	16,028	49,779	47,391
Selling, marketing, general and administrative	22,101	19,659	64,030	57,475
Total operating expenses	38,550	35,687	113,809	104,866

Operating income	21,746	20,265	64,151	58,779

Financial and other (income) expenses, net	(913)	551	(3,114)	2,310
Taxes on income	4,324	3,710	12,812	10,627

Net income	18,335	16,004	54,453	45,842

Attributable to non-controlling interest	-	132	141	371

Net income attributable to Sapiens' shareholders	18,335	15,872	54,312	45,471

Basic earnings per share	0.33	0.29	0.97	0.82

Diluted earnings per share	0.33	0.28	0.97	0.82

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,854	55,397	55,799	55,251

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	56,308	55,813	56,151	55,657

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	137,025	130,705	408,074	383,725
Valuation adjustment on acquired deferred revenue	-	55	-	165
Non-GAAP revenue	137,025	130,760	408,074	383,890

GAAP gross profit	60,296	55,952	177,960	163,645
Revenue adjustment	-	55	-	165
Amortization of capitalized software	1,470	1,418	4,584	4,274
Amortization of other intangible assets	1,043	1,835	3,630	5,531
Non-GAAP gross profit	62,809	59,260	186,174	173,615

GAAP operating income	21,746	20,265	64,151	58,779
Gross profit adjustments	2,513	3,308	8,214	9,970
Capitalization of software development	(1,834)	(1,638)	(5,374)	(4,975)
Amortization of other intangible assets	1,276	1,074	3,732	3,234
Stock-based compensation	646	1,038	2,229	2,960
Acquisition-related costs *)	754	11	1,248	21
Non-GAAP operating income	25,101	24,058	74,200	69,989

GAAP net income attributable to Sapiens' shareholders	18,335	15,872	54,312	45,471
Operating income adjustments	3,355	3,793	10,049	11,210
Taxes on income	(599)	(585)	(1,808)	(1,738)
Non-GAAP net income attributable to Sapiens' shareholders	21,091	19,080	62,553	54,943

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

GAAP operating profit	21,746	20,265	64,151	58,779

Non-GAAP adjustments:
Valuation adjustment on acquired deferred revenue	-	55	-	165
Amortization of capitalized software	1,470	1,418	4,584	4,274
Amortization of other intangible assets	2,319	2,909	7,362	8,765
Capitalization of software development	(1,834)	(1,638)	(5,374)	(4,975)
Stock-based compensation	646	1,038	2,229	2,960
Compensation related to acquisition and acquisition-related costs	754	11	1,248	21

Non-GAAP operating profit	25,101	24,058	74,200	69,989

Depreciation	1,288	719	3,480	2,750

Adjusted EBITDA	26,389	24,777	77,680	72,739

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

Revenues	137,025	136,800	134,249	130,914	130,760
Gross profit	62,809	62,481	60,884	59,370	59,260
Operating income	25,101	24,836	24,263	24,152	24,058
Adjusted EBITDA	26,389	25,931	25,360	25,267	24,777
Net income to Sapiens' shareholders	21,091	21,041	20,421	20,081	19,080

Diluted earnings per share	0.37	0.37	0.36	0.36	0.34

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

	Three months ended
	September 30,
	2024	2023
Annual Recurring Revenue	173,414	157,589

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

North America	55,755	57,918	55,158	54,882	54,848
Europe	69,281	66,072	68,727	65,239	64,662
Rest of the World	11,989	12,810	10,364	10,793	11,250

Total	137,025	136,800	134,249	130,914	130,760

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	100,707	87,356	292,992	251,757
Pre-production implementation services (**)	36,318	43,404	115,082	132,133

Total Revenues	137,025	130,760	408,074	383,890

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	53,809	46,053	156,386	133,339
Pre-production implementation services (**)	9,000	13,207	29,788	40,276

Total Gross profit	62,809	59,260	186,174	173,615

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Software products and re-occurring post-production services (*)	53.4%	52.7%	53.4%	53.0%
Pre-production implementation services (**)	24.8%	30.4%	25.9%	30.5%

Gross Margin	45.8%	45.3%	45.6%	45.2%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023

Cash-flow from operating activities	13,083	8,545	18,488	38,646	3,988
Increase in capitalized software development costs	(1,834)	(1,823)	(1,717)	(1,543)	(1,638)
Capital expenditures	(1,125)	(666)	(466)	(421)	(696)
Free cash-flow	10,124	6,056	16,305	36,682	1,654

Cash payments attributed to acquisition-related costs(*) (**)	124	134	751	221	-

Adjusted free cash-flow	10,248	6,190	17,056	36,903	1,654

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	146,152	126,716
Short-term bank deposit	39,800	75,400
Trade receivables, net and unbilled receivables	109,670	90,273
Other receivables and prepaid expenses	25,769	22,514
Total current assets	321,391	314,903

LONG-TERM ASSETS
Property and equipment, net	11,431	12,661
Severance pay fund	3,446	3,605
Goodwill and intangible assets, net	310,533	317,352
Operating lease right-of-use assets	20,502	23,557
Other long-term assets	15,993	17,546
Total long-term assets	361,905	374,721

TOTAL ASSETS	683,296	689,624

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	8,224	6,291
Current maturities of Series B Debentures	19,796	19,796
Accrued expenses and other liabilities	80,610	77,873
Current maturities of operating lease liabilities	5,861	6,623
Deferred revenue	32,810	38,541
Total current liabilities	147,301	149,124

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	19,778	39,543
Deferred tax liabilities	7,938	10,820
Other long-term liabilities	11,399	11,538
Long-term operating lease liabilities	17,532	21,084
Accrued severance pay	8,039	7,568
Total long-term liabilities	64,686	90,553

EQUITY	471,309	449,947

TOTAL LIABILITIES AND EQUITY	683,296	689,624

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the nine months ended September 30,
	2024	2023
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	54,453	45,842
Reconciliation of net income to net cash provided by operating activities:
Depreciation	3,480	2,750
Amortization of capitalized software and other intangible assets	11,946	13,039
Accretion of discount on Series B Debentures	32	47
Capital loss from sale of property and equipment	13	83
Stock-based compensation related to options issued to employees	2,229	2,960

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(20,640)	(8,698)
Decrease in deferred tax liabilities, net	(2,280)	(1,410)
Increase in other operating assets	(908)	(4,107)
Increase (decrease) in trade payables	1,989	(616)
Decrease in other operating liabilities	(5,154)	(10,110)
Increase (decrease) in deferred revenues	(5,684)	363
Increase in accrued severance pay, net	640	636
Net cash provided by operating activities	40,116	40,779

Cash flows from investing activities:
Purchase of property and equipment	(2,306)	(2,145)
Proceeds from (investment in) deposits	36,360	(55,379)
Proceeds from sale of property and equipment	49	40
Payments for business acquisitions, net of cash acquired	(375)	-
Capitalized software development costs	(5,374)	(4,975)
Acquisition of intellectual property	-	(177)
Net cash provided by (used in) investing activities	28,354	(62,636)

Cash flows from financing activities:
Proceeds from employee stock options exercised	98	4,755
Distribution of dividend	(29,789)	(28,144)
Repayment of Series B Debenture	(19,796)	(19,796)
Acquisition of non-controlling interest	(4,131)	-
Dividend to non-controlling interest	-	(47)
Net cash used in financing activities	(53,618)	(43,232)

Effect of exchange rate changes on cash and cash equivalents	4,584	1,865

Increase (decrease) in cash and cash equivalents	19,436	(63,224)
Cash and cash equivalents at the beginning of period	126,716	160,285

Cash and cash equivalents at the end of period	146,152	97,061

Debentures Covenants

As of September 30, 2024, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders' equity (excluding non-controlling interest): above $120 million.

▪	Actual shareholders’ equity (excluding non-controlling interest) equal to $471.3 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B Debentures) below 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to (44.90)%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (1.42).